As filed with the Securities and Exchange Commission on March 7, 1997
                                                        Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     Equity Securities Trust, Series 11 Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust III

B.   NAME OF DEPOSITOR:

     Reich & Tang Distributors L.P.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

     Reich & Tang Distributors L.P.
     600 Fifth Avenue
     New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                              COPY OF COMMENTS TO:
     PETER J. DEMARCO                         MICHAEL R. ROSELLA, Esq.
     Reich & Tang Distributors L.P.           Battle Fowler LLP
     600 Fifth Avenue                75 East 55th Street
     New York, New York 10020                 New York, New York 10022
                                              (212) 856-6858

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of Equity Securities Trust, Series 11, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust III is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

         No Filing Fee Required

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

          As soon as practicable after the effective date of the Registration Statement.

     / / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


C/M:  11939.0011 463158.1

                    Subject to Completion Dated March 7, 1997






     INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST III


                             EQUITY SECURITIES TRUST
                                    SERIES 11
 SIGNATURE SERIES, INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R)
                                    TRUST III


     The final prospectus for Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II is hereby incorporated by reference and used as a preliminary prospectus for Equity Securities Trust, Series 11, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust III. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of the previous trust. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THESE SECURITIES MAY NO BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.







    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 PROSPECTUS PART A DATED ________________, 1997

Information contained herein is subject to completion or amendment. A registration statement relating to these Securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of these Securities in any state in which said offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any state.

C/M:  11939.0011 463158.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

   The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet on Form S-6.
     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II). The Prospectus consisting of pages.
     Undertakings. Signatures.

   Listed below are the names and registration numbers of each previous series of Equity Securities Trust, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Equity Securities Trust, Series
11. These final prospectuses are incorporated herein by reference.
         Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R)
         Trust II
           (Registration No. 333-11215)
         Written consents of the following persons:
           Battle Fowler LLP (included in Exhibit 3.1)
           Price Waterhouse LLP
           I.I. Strategic Consultants, Inc.

     The following exhibits:
     *99.1.1 -- Reference Trust Agreement including certain amendments to the
                Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
    99.1.1.1 -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                Amendment No. 1 to Form S-6 Registration Statement No. 33-62627
                of Equity Securities Trust, Series 6, Signature Series, Gabelli
                Entertainment and Media Trust on November 16, 1995 and
                incorporate herein by reference).
    99.1.3.4 -- Certificate of Formation and Agreement among Limited Partners, as amended, of Reich & Tang Distributors L.P. (filed as Exhibit
                99.1.3.4 to Post-Effective Amendment No. 10 to Form S-6
                Registration Statements Nos. 2-98914, 33-00376, 33-00856 and
                33-01869 of Municipal Securities Trust, Series 28, 39th Discount
                Series, Series 29 & 40th Discount Series and Series 30 & 41st
                Discount Series, respectively, on October 31, 1995 and
                incorporated herein by reference).
    99.1.4 --   Form of Agreement Among Underwriters (filed as Exhibit 1.4 to
                Amendment No. 1 to Form S-6 Registration Statement No. 33-62627
                of Equity Securities Trust, Series 6, Signature Series, Gabelli
                Entertainment and Media Trust on November 16, 1995 and
                incorporated herein by reference).
   99.2.1 --    Form of Certificate (filed as Exhibit 99.2.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity
                Securities Trust, Series 6, Signature Series, Gabelli
                Entertainment and Media Trust on November 16, 1995 and
                incorporated herein by reference).
  *99.3.1 --    Opinion of Battle Fowler LLP as to the legality of the
                securities being registered, including their consent to the filing thereof and to the use of their name under the headings
                "Tax Status" and "Legal Opinions" in the Prospectus, and to the
                filing of their opinion regarding tax status of the Trust.
   99.6.0 --    Power of Attorney of Reich & Tang Distributors L.P., the
                Depositor, by its officers and a majority of its Directors
                (filed as Exhibit 6.0 to Amendment No. 1 to Form S-6
                Registration Statement No. 33-62627 of Equity Securities Trust,
                Series 6, Signature Series, Gabelli Entertainment and Media
                Trust on November 16, 1995 and incorporated herein by
                reference).
  *99.27 -      Financial Data Schedule (for EDGAR filing only).
--------------------------
* To be filed by amendment.

C/M:  11939.0011 463158.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 11, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust III, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 7th day of March, 1997.

                                   EQUITY SECURITIES TRUST, SERIES 11,
                                   SIGNATURE SERIES, INDIVIDUAL INVESTOR'S
                                   AMERICA'S FASTEST GROWING COMPANIES(R)
                                   TRUST III
                                      (Registrant)

                                   REICH & TANG DISTRIBUTORS L.P.
                                       (Depositor)
                                   By:  Reich & Tang Asset Management, Inc.


                                   By /s/ PETER J. DEMARCO
                                            Peter J. DeMarco
                                            (Authorized Signator)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Asset Management, Inc., General Partner of Reich & Tang Distributors L.P., the Depositor, in the capacities and on the dates indicated.

Name                            Title                         Date

PETER S. VOSS             President, Chief Executive Officer
                            and Director


G. NEAL RYLAND            Executive Vice President,
                            Treasurer and Chief
                            Financial Officer

EDWARD N. WADSWORTH       Clerk
                                                                March 7, 1997



                                                By /s/ PETER J. DEMARCO

                                                     Peter J. DeMarco
                                                     Attorney-In-Fact*

RICHARD E. SMITH III      Director

STEVEN W. DUFF            Director

BERNADETTE N. FINN        Vice President

LORRAINE C. HYSLER        Secretary

RICHARD DE SANCTIS        Vice President and
                            Treasurer


----------------
* Executed copies of Powers of Attorney were filed as Exhibit 6.0 to Amendment No. 1 to Registration Statement No. 33-62627 on November 16, 1995.

                                      II-2
C/M:  11939.0011 463158.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part if this registration statement on Form S-6 (the "Registration Statement") of our report dated March , 1997, relating to the Statement of Condition, including the Portfolio, of Equity Securities Trust, Series 11, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust III which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
March  , 1997

                                      II-3
C/M:  11939.0011 463158.1

                         CONSENT OF PORTFOLIO CONSULTANT

The Sponsor, Trustee and Certificateholders
     Equity Securities Trust, Series 11, Signature Series,
     Individual Investor's America's Fastest Growing Companies(R) Trust III

     We hereby consent to the use of the name "Individual Investor" included herein and to the reference to our Firm in the Prospectus.





                                                I.I. STRATEGIC CONSULTANTS, INC.

New York, New York
March  , 1997

                                      II-4
C/M:  11939.0011 463158.1